Exhibit 99.(k)(1)

ADMINISTRATION AGREEMENT

THIS AGREEMENT is made as of the 21st day of January 2025 (the “Agreement”) by and between OAKTREE ASSET-BACKED INCOME PRIVATE FUND INC., a Maryland corporation (the “Fund”), and BROOKFIELD PUBLIC SECURITIES GROUP LLC, a Delaware limited liability company (the “Administrator”).

WITNESSETH:

WHEREAS, the Fund is a non-diversified, closed-end management investment company registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”), that intends to operate as an interval fund under the 1940 Act; and

WHEREAS, the Fund wishes to retain the Administrator to provide certain administrative services in connection with the management of the Fund’s operations and the Administrator is willing to furnish such services.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, it is agreed between the parties hereto as follows:

1.             Appointment. The Fund hereby appoints the Administrator to provide certain administrative services, hereinafter enumerated, in connection with the management of the Fund’s operations for the period and on the terms set forth in this Agreement. The Administrator accepts such appointment and agrees to comply with all relevant provisions of the 1940 Act, applicable rules and regulations thereunder, and other applicable law.

2.             Services on a Continuing Basis. Subject to the overall supervision of the Board of Directors of the Fund, the Administrator will perform the following services on a regular basis which would be daily, weekly, or as otherwise appropriate:

A)            perform the services in Exhibit 1 attached; and

B)            such additional services as may be agreed upon by the Fund and the Administrator.

3.             Responsibility of the Administrator. The Administrator shall be under no duty to take any action on behalf of the Fund except as set forth herein or as may be agreed to by the Administrator in writing. In the performance of its duties hereunder, the Administrator shall be obligated to exercise reasonable care and diligence and to act in good faith and to use its best efforts. Without limiting the generality of the foregoing or any other provision of this Agreement, the Administrator shall not be liable for delays or errors or loss of data occurring by reason of circumstances beyond the Administrator’s control. The Administrator may delegate any and all of its responsibilities to one or more sub-administrators; provided, however, that the Administrator shall remain responsible to the Fund with respect to its duties and obligations set forth in this Agreement.

4.             Reliance Upon Instructions. The Fund agrees that the Administrator shall be entitled to rely upon any instructions, oral or written, actually received by the Administrator from a person duly authorized by the Board of Directors of the Fund and shall incur no liability to the Fund in acting upon such oral or written instructions, provided such instructions reasonably appear to have been received from a person duly authorized by the Board of Directors of the Fund to give oral or written instructions on behalf of the Fund.

5.             Confidentiality. The Administrator agrees on behalf of itself and its employees to treat confidentially and as proprietary all records and other information relative to the Fund and all prior, present or potential stockholders of the Fund, except after prior notification to, and approval of release of information in writing by, the Fund, which approval shall not be unreasonably withheld where the Administrator may be exposed to civil or criminal contempt proceedings for failure to comply, when requested to divulge such information by duly constituted authorities, or when so requested by the Fund.

6.             Equipment Failures. In the event of equipment failures or the occurrence of events beyond the Administrator’s control which render the performance of the Administrator’s functions under this Agreement impossible, the Administrator shall take reasonable steps to minimize service interruptions and is authorized to engage the services of third parties (at the Administrator’s expense) to prevent or remedy such service interruptions.

7.             Representations and Warranties.

A)           The Fund hereby represents and warrants to the Administrator, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement:

1)	It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

2)	This Agreement has been duly authorized, executed and delivered by the Fund in accordance with all requisite action and constitutes a valid and legally binding obligation of the Fund, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties; and

3)	It is conducting its business in compliance, in all material respects, with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted, and there is no statute, rule, regulation, order or judgment binding on it and no provision of its charter, bylaws or contract binding it or affecting its property which would prohibit its execution or performance of this Agreement.

B)           The Administrator hereby represents and warrants to the Fund, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement:

1)	It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

2)	This Agreement has been duly authorized, executed and delivered by the Administrator in accordance with all requisite action and constitutes a valid and legally binding obligation of the Administrator, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties; and

3)	It is conducting its business in compliance, in all material respects, with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted, and there is no statute, rule, regulation, order or judgment binding on it and no provision of its charter, bylaws or contract binding it or affecting its property which would prohibit its execution or performance of this Agreement.

8.             Compensation. The Fund hereby agrees to compensate the Administrator for its services pursuant to this Agreement as may be agreed from time to time in a written Fee Schedule approved by the parties and attached hereto as Exhibit 2. All rights of compensation and expense reimbursement under this Agreement for services performed as of the termination date shall survive the termination of this Agreement. In addition, the Fund shall reimburse the Administrator for its reasonable out-of-pocket costs incurred in connection with this Agreement upon presentation of an itemized invoice documenting such expenses. Notwithstanding anything to the contrary herein, amounts owed by the Fund to the Administrator shall only be paid out of the assets and property of the Fund.

9.	Limitation of Liability of the Administrator; Indemnification.

A)           The Administrator shall not be liable to the Fund for any error of judgment or mistake of law or for any loss arising out of any act or omission by the Administrator in the performance of its duties hereunder. Nothing herein contained shall be construed to protect the Administrator against any liability to the Fund, its stockholders, the investment adviser to the Fund, or any sub-adviser to which the Administrator shall otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties, or by reckless disregard of its obligations and duties hereunder.

B)            The Administrator may, with respect to questions of law, apply for and obtain the advice and opinion of counsel to the Fund, at the expense of the Fund, and with respect to the application of generally accepted accounting principles or federal tax accounting principles, apply for and obtain the advice and opinion of the independent auditors of the Fund, at the expense of the Fund. The Administrator shall be fully protected with respect to any action taken or omitted by it in good faith in conformity with such advice or opinion.

C)            The Fund agrees to indemnify and hold harmless the Administrator from and against all charges, claims, expenses (including legal fees) and liabilities reasonably incurred by the Administrator in connection with the performance of its duties hereunder, except such as may arise from the Administrator’s willful misfeasance, bad faith, gross negligence in the performance of its duties or by reckless disregard of its obligations and duties hereunder. The Fund shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Fund receives a written affirmation of the Administrator’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to reimburse the Fund unless it is subsequently determined that it is entitled to such indemnification and if the directors of the Fund determine that the facts then known to them would not preclude indemnification. In addition, at least one of the following conditions must be met: (A) the Administrator shall provide a security for this undertaking; (B) the Fund shall be insured against losses arising by reason of any lawful advances; or (C) a majority of a quorum consisting of directors of the Fund who are neither “interested persons” of the Fund (as defined in Section 2(a)(19) of the 1940 Act) nor parties to the proceeding (“Independent Directors”) or an independent legal counsel in a written opinion, shall determine, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the Administrator ultimately will be found entitled to indemnification.

D)           As used in this Paragraph 9, the term “Administrator” shall include any affiliates of the Administrator performing services for the Fund contemplated hereby and directors, officers, agents and employees of the Administrator and such affiliates.

10.           Duration and Termination. This Agreement shall become effective on the date first set forth above, such date being the date on which this Agreement has been executed, and shall continue in full force and effect, unless terminated as herein provided, for successive annual periods so long as such continuance is approved at least annually by the Fund’s Board of Directors, including by the vote of a majority of the Directors who are not “interested persons” (as defined in the 1940 Act) of the Fund. This Agreement may be terminated at any time, without the payment of any penalty, by the Fund (through the Board of Directors of the Fund) or the Administrator on 30 days’ written notice to the other. Notwithstanding the foregoing, this Agreement may be terminated by any party upon the breach of the other party of any material term of this Agreement if such breach is not cured with fifteen (15) days of notice of such breach to the breaching party. All notices and other communications hereunder shall be in writing. This Agreement cannot be assigned without the prior written consent of the other party hereto.

11.            Notices. Notices under this Agreement shall be in writing and shall be addressed, and delivered or mailed postage prepaid, to the other party at such address as such other party may designate from time to time for the receipt of such notices. Until further notice to the other party, the address of each party to this Agreement for this purpose shall be Brookfield Place, 225 Liberty Street, 35th Floor, New York, New York 10286.

12.           Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but such counterparts shall, together, constitute only one instrument.

13.           Services Not Exclusive. Nothing in this Agreement shall limit or restrict the Administrator from providing services to other parties that are similar or identical to some or all of the services provided hereunder.

14.           Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

15.           Amendments. This Agreement or any part hereof may be changed or waived only by instrument in writing signed by the party against which enforcement of such change or waiver is sought.

16.           Miscellaneous.

A)           This Agreement embodies the entire agreement and understanding between the parties hereto with respect to the services to be performed hereunder, and supersedes all prior agreements and understandings, relating to the subject matter hereof. The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect. This Agreement shall be deemed to be a contract made in New York and governed by New York law. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement will not be affected thereby. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors.

B)            The Administrator shall keep records relating to the services to be performed hereunder in the form and manner, and for such period, as it may deem advisable and as is agreeable to the Fund, but not inconsistent with the rules and regulations of appropriate government authorities and, in particular, Section 31 of the 1940 Act and the rules thereunder. The Administrator agrees that all such records prepared or maintained by it relating to the services to be performed by it hereunder are the property of the Fund and will be preserved, maintained, and made available in accordance with such applicable sections and rules of the 1940 Act and will be promptly provided to the Fund or its designee on and in accordance with its request.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated below on the day and year first written above.

OAKTREE ASSET-BACKED INCOME PRIVATE FUND INC.

By:	/s/ Brian Hurley
Name:	Brian Hurley
Title:	President

BROOKFIELD PUBLIC SECURITIES GROUP LLC

By:	/s/ Brian Hurley
Name:	Brian Hurley
Title:	Managing Partner

EXHIBIT 1

ADMINISTRATION AGREEMENT

ADMINISTRATIVE SERVICES

Pursuant to Section 2 of the Administration Agreement between and among Oaktree Asset-Backed Income Private Fund Inc. (the “Fund”) and Brookfield Public Securities Group LLC (the “Administrator”), the Administrator will perform the following services on a regular basis which shall be daily, weekly or as otherwise appropriate:

Administrative Services:

o	Monitoring the performance of administrative and professional services rendered to the Fund by others service providers;

o	Determining / Overseeing the determination of income and capital gains available for distribution and calculating distributions required to meet regulatory, income, and excise tax requirements;

o	Reviewing the Fund’s federal, state, and local tax returns as prepared and signed by the Fund’s independent registered public accountants;

o	Preparing and maintaining the Fund’s operating expense budget to determine proper expense accruals to be charged to the Fund to calculate its daily net asset value;

o	Determining, in consultation with others, the jurisdictions in which shares of the Fund shall be registered or qualified for sale, or exempt from such registration, and facilitating such registration, qualification or exemption from registration, as applicable;

o	Monitoring sales of Fund shares and ensuring that the shares are properly and duly registered with the Securities and Exchange Commission (the “SEC”), if applicable;

o	Preparing, or causing to be prepared, expense and financial reports;

o	Preparing authorizations for the payment of the Fund’s expenses and paying, from Fund assets, all bills of the Fund;

o	Coordinating with portfolio managers of the Fund in order to manage tax or regulatory considerations, as well as help manage cash flow considerations regarding the Fund’s distributions and expense projections;

o	Coordinating with Fund stakeholders, such as the sales team of Brookfield Oaktree Wealth Solutions, in order to provide information being requested for due diligence, investor questions or requests, or support of marketing documentation;

o	Coordinating with Fund’s advisor(s) regarding fund profitability, including expense ratio and reimbursement analysis;

o	Assisting the Fund in the evaluation and selection of other service providers, such as independent registered public accountants, printers, and when applicable, EDGAR providers and proxy solicitors;

o	Undertaking to publish information pertaining to the Fund on an ongoing basis and to communicate to investors and prospective investors the Fund’s features and benefits, as requested by the Fund’s investment adviser and to the extent permissible under applicable law, including federal and state securities laws (including periodic seminars or conference calls, responses to questions from current or prospective stockholders and specific stockholder contact where appropriate);

o	At the request of the Fund, providing certain economic research and statistical information and reports, if reasonably obtainable, on behalf of the Fund and consulting with representatives and Directors of the Fund in connection therewith, which information and reports shall include: (i) statistical and financial market information with respect to the Fund’s market performance, and (ii) comparative information regarding the Fund and other comparable investment companies with respect to the net asset value of their respective shares and other relevant performance indicators;

o	Performing other services, recordkeeping and assistance relating to the affairs of the Fund as the Fund may, from time to time, reasonably request, including any filings with a securities exchange or trading platform; and

o	In the event of an audit or exam from the SEC or Financial Industry Regulatory Authority or other regulatory agency, providing requested information and assisting in facilitating such audit or exam.

Accounting Services:

o	Computing / Overseeing the computation of the Fund’s net asset value (on the frequency required by the Fund);

o	Preparing / Overseeing the preparation of the Fund’s semi-annual and annual financial statements and coordinating the Fund’s audits and examinations by assisting the Fund’s independent registered public accountants;

o	Maintaining / Ensuring the maintenance of security ledgers and books and records as required by the Investment Company Act of 1940, as amended (the “1940 Act”), or other applicable law;

o	Producing / Overseeing the production of the Fund’s listing of portfolio securities and general ledger reports;

o	Reconciling accounting records;

o	Calculating / Overseeing the calculation of the yield and total return for the Fund;

o	Maintaining / Ensuring the maintenance of certain books and records described in Rule 31a-1 under the 1940 Act, where applicable, and reconciling of account information and balances among the Fund’s custodian and adviser;

o	Making available to investors and prospective investors, to the extent permissible under applicable law, including applicable federal and state securities laws, net asset value, yield, and other information regarding the Fund, if reasonably obtainable, for the purpose of maintaining the visibility of the Fund in the investor community; and

o	Monitoring and evaluating income and expense accruals, and sales and redemptions of shares of the Fund.

Compliance Services:

o	Drafting, maintaining, and providing ongoing oversight of policies and procedures for the Fund, including, when applicable pursuant to the requirements of Rule 38a-1 under the 1940 Act and related SEC guidance thereunder, the following:

▪	Valuation policies and procedures;

▪	Liquidity risk management program;

▪	Derivatives usage policies and procedures;

▪	Affiliated transactions policies and procedures;

o	Reviewing and assessing the policies and procedures of the Fund and the following service providers:

▪	Investment adviser;

▪	Underwriter;

▪	Fund administrator/sub-administrator;

▪	Transfer agent;

▪	Such additional service providers as necessary;

o	Acting as the primary point of contact for compliance oversight pertaining to internationally domiciled funds (including, where applicable, UCITS, UCI Part II Vehicles, International Feeder Funds);

o	Creating appropriate records and monitoring the Fund’s compliance program for effectiveness, including ongoing dialogue with key compliance personnel at the Fund’s service providers;

o	Monitoring or causing the monitoring of Fund holdings and operations for pre- and post-trade compliance (as applicable) with the Fund’s registration statement and applicable laws and rules;

o	Monitoring compliance by the Fund with various conditions imposed by exemptive orders and/or regulatory requirements (including, where applicable, requirements relating to mutual funds, multiple classes of shares, and co-investment activity);

o	Facilitating disclosure of portfolio compliance matters with appropriate regulatory bodies, as necessary;

o	Preparing and delivering reports on the Fund’s compliance program to the Fund’s Board of Directors;

o	Conducting an annual review to assess compliance with the Fund’s compliance program and its overall effectiveness, and preparing a written report to the Board of Directors annually that addresses the operation of the policies and procedures of the Fund and its service providers, any material changes made to those policies and procedures since the date of the last report, any material changes to the policies and procedures recommended as a result of the annual review, and each material compliance matter that occurred since the date of the last report;

o	Coordinating regulatory examinations of the Fund;

o	Managing and overseeing implementation of new regulations in relation to the Fund; and

o	Preparing and/or supervising the preparation and filing of any press releases required of the Fund, to the extent permissible under applicable law, including applicable federal and state securities laws.

Legal Services:

o	Preparing and negotiating service provider and servicing agreements on behalf of the Fund; and

o	Monitoring legal and regulatory developments of relevance to the Fund.

SEC Filing Functions (Regarding Registered Funds):

o	Preparing (or overseeing the preparation of), filing, printing and where applicable, causing the dissemination to stockholders of the Fund’s registration statement, and any amendments thereto, repurchase offers, tender offers, periodic reports to the Fund’s Board of Directors, stockholders and the SEC, notices pursuant to Rule 24f-2 under the 1940 Act, proxy materials and reports to the SEC on Forms N-CEN, N-CSR, N-PORT and N-PX.

Board Servicing Functions:

o	Preparing reports, memoranda, and other materials as requested by the Board or as agreed to from time to time and maintain files of Board, Board committee, and stockholder meeting materials, including minutes;

o	Assisting in preparation of Board members’ questionnaires; and

o	At the request of the Fund, providing information to and consulting with the Board of Directors of the Fund with respect to applicable strategies designed to address market value discounts, which may include periodic share repurchase offers, tender offers, modifications to dividend policies or capital structure, repositioning or restructuring of the Fund, conversion of the Fund to an open-end investment company, liquidation or merger, including providing information concerning the use and impact of the above strategic alternatives by other market participants.

Blue Sky Functions:

o	Registering Fund shares, or filing for an exemption from registration, with appropriate state blue sky authorities, where applicable;

o	Obtaining and renewing all sales permits required by relevant state authorities in order to permit the sale of shares in the state, if applicable;

o	Monitoring the sale of shares in individual states; and

o	Responding to all blue-sky audit and examination issues, if applicable.

Distribution Oversight:

o	Performing ongoing reviews and oversight of the Fund’s distribution partners.

Other:

o	Preparing applications for and monitoring insurance coverage for the Fund; and

o	Performing such additional services as may be agreed upon by the Fund and Administrator.

EXHIBIT 2

ADMINISTRATION AGREEMENT

FEE SCHEDULE

Pursuant to Section 8 of the Administration Agreement between and among Oaktree Asset-Backed Income Private Fund Inc. (the “Fund”) and Brookfield Public Securities Group LLC (the “Administrator”), the Fund hereby agrees to compensate the Administrator for its services pursuant to this agreement:

1)	When the Fund’s Managed Assets are less than $500 million, an annual fee of $150,000; or

2)	When the Fund’s Managed Assets are equal to or exceed $500 million, a fee at an annual rate of 0.03% (three basis points) of the Fund’s average daily Managed Assets, payable monthly in arrears.

“Managed Assets” means the total assets of the Fund (including any assets attributable to borrowing for investment purposes) minus the sum of the Fund’s accrued liabilities (other than liabilities representing borrowings for investment purposes).